UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               ------------


                               SCHEDULE 13G
                              (Rule 13d-101)
                 Under the Securities Exchange Act of 1934

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                           PURSUANT TO 13d-2(b)

                           (Amendment No. 1)(1)



                     COMCAST UK CABLE PARTNERS LIMITED
                     ---------------------------------
                             (Name of Issuer)


      Class A Common Shares, par value  Pound Sterling0.01 per share
      --------------------------------------------------------------
                      (Title of Class of Securities)


                                 G2298410
                                 --------
                              (CUSIP Number)

                               ------------



      (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. G2298410                13G                        Page 2 of 6 Pages
------------------

 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Comcast U.K. Holdings, Inc.

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]

 3.  SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                         5.  SOLE VOTING POWER

                              12,872,605 Class B Common Shares, which are
                              convertible into Class A Common Shares on a
        NUMBER OF             one-for-one basis.  (See Item 4).
          SHARES
       BENEFICIALLY      6.   SHARED VOTING POWER
         OWNED BY
           EACH          7.   SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH            12,872,605 Class B Common Shares, which are
                              convertible into Class A Common Shares on a one-for-one basis. (See Item 4).

                         8.   SHARED DISPOSITIVE POWER

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     12,872,605 Class B Common Shares, which are convertible into Class A Common Shares on a one-for-one basis. (See Item 4).

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                       [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     100% of the Class B Common Shares; if converted to Class A Common Shares it would represent 25.7% of the Common Shares and would represent 77.6% of the total voting power of all outstanding Common Shares. (See Item 4).

12.  TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTION BEFORE FILLING OUT!


Item 1(a).  Name of Issuer:

         Comcast UK Cable Partners Limited

Item 1(b).  Address of Issuer's Principal Executive Offices:

         Clarendon House
         2 Church Street West
         Hamilton HM 11
         Bermuda

Items 2(a), (b) and (c).

         Name of Person Filing;  Address of Principal Business Office;
         Citizenship:

         This statement is being filed by Comcast U.K. Holdings, Inc., a Delaware corporation ("UK Holdings"). UK Holdings is a direct wholly owned subsidiary of Comcast International Holdings, Inc., a Delaware corporation ("CIH"). CIH is a direct wholly owned subsidiary of Comcast Corporation, a Pennsylvania corporation ("Comcast"). Sural Corporation, a Delaware corporation ("Sural"), is the beneficial owner of an aggregate of 10,631,287 shares of Class A Common Stock of Comcast ("Class A Common Stock") (assuming the conversion of 8,786,250 shares of Class B Common Stock of Comcast ("Class B Common Stock") beneficially owned by Sural into Class A Common Stock). Sural is the sole owner of the outstanding Class B Common Stock, each share of which is entitled to 15 votes and is convertible on a share-for-share basis into Class A Common Stock or Comcast Class A Special Common Stock. Based upon the 31,793,487 shares of Class A Common Stock outstanding as of December 31, 1997, and treating the 8,786,250 shares of Class B Common Stock held by Sural as outstanding shares of Class A Common Stock pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Sural is deemed to be the beneficial owner of approximately 26% of the outstanding shares of Class A Common Stock.

         On October 24, 1997, Ralph J. Roberts, the Chairman of the Board of Comcast, gifted shares of Class A Common Stock of Sural to his son, Brian L. Roberts, the President and a director of Comcast. As a result of the gift, Brian L. Roberts has sole voting power over stock representing a majority of voting power of all Sural stock. Pursuant to Rule 13d-3 of the Exchange Act, Brian L. Roberts is deemed to be the beneficial owner of the Class A Common Stock and the Class B Common Stock owned by Sural. Brian L. Roberts is also the beneficial owner of an additional 4,061 shares of Class A Common Stock, including 1,356 shares of such stock owned by his wife, as to which shares he disclaims beneficial ownership. As of December 31, 1997, the shares of Class A Common Stock and Class B Common Stock owned by Sural constituted approximately 82% of the voting power of the two classes of Comcast's voting Common Stock combined.

         The principal business address of Comcast and Brian L. Roberts is 1500 Market Street, Philadelphia, Pennsylvania 19102-2148. The principal business address of each of UK Holdings, CIH and Sural is 1105 N. Market Street, Wilmington, Delaware 19801.




Item 2(d).  Title of Class of Securities:

         Class A Common Shares, par value Pound Sterling0.01 per share ("Class A Common Shares").

Item 2(e).  CUSIP Number:

         G2298410.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the filing person is a:

         Not applicable.

Item 4.  Ownership:

         (a) Amount beneficially owned:

         12,872,605 Class B Common Shares, par value Pound Sterling0.01 per share ("Class B Common Shares"), which may be converted, at the option of the holder, into Class A Common Shares on a one-for-one basis.

         (b) Percent of class:

         100% of the Class B Common Shares. The Class B Common Shares represent 25.7% of the issued and outstanding Common Shares and 77.6% of the total voting control of the Issuer.

         (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote

                 12,872,605 Class B Common Shares, which are convertible into Class A Common Shares on a one-for-one basis.

            (ii) Shared power to vote or to direct the vote

                 - 0 -

           (iii) Sole power to dispose or to direct the disposition of

                 12,872,605 Class B Common Shares, which are convertible into Class A Common Shares on a one-for-one basis.

            (iv) Shared power to dispose or to direct the disposition of

                 - 0 -

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                   COMCAST U.K. HOLDINGS, INC.

                                   By: /s/ Stanley Wang
                                      ------------------------------------
                                   Name: Stanley Wang
                                   Title: Senior Vice President
                                          and Secretary

Date: February 11, 1998


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